UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of October, 2004

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date October 13, 2004

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

13 October 2004

CML and Macquarie Bank announce proposal to acquire ALH

Coles Myer Ltd (CML) and Macquarie Bank Limited (MBL) today announced a proposal to acquire all of the issued ordinary shares in Australian Leisure and Hospitality Group Limited (ALH) at $3.35 per share.

The ALH Board has unanimously recommended that ALH shareholders accept the proposal, in the absence of a more favourable offer.

Under the proposal, ALH would be acquired by CMM Hotel & Retail Investments Pty Limited (CMM), a joint venture vehicle with equity funding of 60 per cent from MBL and 40 per cent from CML.

Coles Myer Chief Executive Officer John Fletcher said the proposed transaction would also see CML acquire leases for 17 prime Queensland hotels and the development rights to 14 Victorian bottle-shops, which have outstanding potential for redevelopment into new, large format liquor stores. Post the transaction, CML would have first and last right of refusal over certain retail development opportunities in the existing and future ALH portfolio.

Mr Fletcher said the proposed transaction represented an excellent opportunity for CML to secure strategic liquor assets and to invest in a growth company for a moderate capital outlay.

"The benefits for Coles Myer include the acquisition of some of ALH's prime Queensland and Victorian liquor sites that are not only attractive in their own right, but also offer significant potential for the retail development of new liquor formats," Mr Fletcher said.

The proposed transaction will be undertaken by an unconditional scheme of arrangement (scheme) to be put to ALH shareholders. It is proposed that a meeting be called to approve the scheme in January 2005. If the scheme is approved, ALH shareholders will receive a total cash consideration of $3.35 per share approximately two weeks later. Approval from the Federal Court is also required.

The proposal values equity in ALH at $1.18 billion, and represents a significant premium on the revised offer from Bruandwo of $3.15 per share.

The CMM joint venture will be run on a stand-alone basis, with a view to growth and maximising profitability.

CML will contribute a total of approximately $172 million in relation to its 40 per cent equity holding in CMM. The 31 liquor properties will be secured separately for $255 million.

"The agreed transaction offers considerable scale benefits for both CML and CMM, including purchasing, branding and distribution. As a result, the transaction - combining the joint venture investment and purchase of strategic assets - will be earnings per share positive for CML in the first full year of operation.

"While our total investment in this transaction will be in the order of $450 million, the strength of our balance sheet and cashflow mean that we continue to plan substantive capital management initiatives for FY2005, albeit in a modified form.

"The outlook for the CML Group remains positive, as we continue to make strong progress towards our $800 million aspirational target in FY2006. We look forward to presenting the Q1 2005 sales result on 11 November," Mr Fletcher said.

Coles Myer has been advised by Carnegie Wylie and Co in this transaction.

Enquiries:

Media: Scott Whiffin +61 3 9829 5548

Analysts: Amanda Fischer +61 3 9829 4521